As filed with the Securities and Exchange Commission on January 26, 1999
                                            Registration Statement No. 333-17389

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         POST-EFFECTIVE AMENDMENT NO. 2
                                   ON FORM S-3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                 ----------------------------------------------
                                ANDRX CORPORATION
             (Exact name of registrant as specified in its charter)

                 ----------------------------------------------


        FLORIDA                                                 65-0366879
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

                          DR. ELLIOT F. HAHN, PRESIDENT
                                ANDRX CORPORATION
                      4001 SOUTHWEST 47TH AVENUE, SUITE 201
                         FORT LAUDERDALE, FLORIDA 33314
                                 (954) 584-0300
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                          COPIES OF COMMUNICATIONS TO:

                              DALE S. BERGMAN, P.A.
                                BROAD AND CASSEL
                          201 SOUTH BISCAYNE BOULEVARD
                            MIAMI CENTER, SUITE 3000
                              MIAMI, FLORIDA 33131
                            TELEPHONE: (305) 373-9400
                           TELECOPIER: (305) 373-9443

                 ----------------------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A), OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED JANUARY 26, 1999

                                 196,347 SHARES

                                ANDRX CORPORATION

                                  COMMON STOCK


        The selling shareholders are offering for sale up to 196,347 shares of common stock. The shares were issued pursuant to the exercise of warrants issued in private offerings consummated in December 1993 and January 1994.

        We are registering these shares pursuant to commitments with these shareholders to register the shares. We will pay the expenses of registering the shares. We will not receive any proceeds from the sale of the shares, but we did receive proceeds from the exercise of the warrants.

        The selling shareholders may sell their shares in public or private transactions, at prevailing market prices or at privately negotiated prices.

        Our common stock is quoted on The Nasdaq National Market under the symbol "ADRX." On January 25, 1999, the last reported sale price of our common stock on The Nasdaq National Market was $45.50 per share.

                        YOU SHOULD CAREFULLY CONSIDER THE
             "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

   THE SHARES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
    (THE "SEC") OR ANY OTHER STATE SECURITIES COMMISSION. THESE ORGANIZATIONS HAVE NOT DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED
   IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO
      PROVIDE YOU WITH DIFFERENT INFORMATION. OUR COMMON STOCK IS NOT BEING
        OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD
            NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY
            SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE
                      DATE ON THE FRONT OF THOSE DOCUMENTS.


                 The date of this Prospectus is January __, 1999

                                     TABLE OF CONTENTS

                                                                            PAGE


PROSPECTUS SUMMARY.............................................................1

FORWARD-LOOKING STATEMENTS.....................................................5

RISK FACTORS...................................................................5

USE OF PROCEEDS...............................................................12

SELLING SHAREHOLDERS..........................................................13

DESCRIPTION OF SECURITIES.....................................................15

PLAN OF DISTRIBUTION..........................................................17

LEGAL MATTERS.................................................................18

EXPERTS.......................................................................18

WHERE YOU CAN FIND MORE INFORMATION...........................................19

                               PROSPECTUS SUMMARY

        This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this Prospectus and all other information, including the financial information and statements with notes, referred to in this Prospectus as discussed in the "Where You Can Find More Information" section of this Prospectus.
                                ABOUT THE COMPANY

GENERAL

        We formulate and commercialize controlled-release oral pharmaceuticals using our proprietary drug delivery technologies. To date, we have developed eight different drug delivery technologies that we have patented or for which we have filed patent applications. We believe that our technologies are flexible and can be modified to apply to a variety of pharmaceutical products. We are applying our proprietary drug delivery technologies and formulation skills, either directly or through collaborative arrangements, to the development of:

/bullet/ generic versions of selected controlled-release brand name pharmaceuticals;

/bullet/ brand name controlled-release formulations of existing immediate-release or controlled-release drugs where we believe that the application of our drug delivery technologies may improve the efficacy or other characteristics of that product; and

/bullet/ controlled-release versions of existing drugs and drugs under development for other pharmaceutical companies.

        We do not presently intend to develop new chemical entities.

        We believe that pharmaceutical companies are increasingly using controlled-release drug delivery technologies to improve drug therapy. Controlled-release drug delivery technologies generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms and may improve drug efficacy and reduce side effects by releasing drug dosages at specific times and in specific locations in the body. These technologies also allow for the development of "patient-friendly" dosage forms, which reduce the number of times a drug must be taken, thus improving patient compliance. Controlled-release pharmaceuticals can be especially beneficial for certain patient populations, such as the elderly, who often require several medications with differing dosing regimens.

        We believe the market for advanced drug delivery systems is large and growing rapidly. Based on published data, the market for orally-administered drugs that utilize sustained and controlled-release drug delivery systems is expected to increase to approximately $50.0 billion in 2005 from approximately $5.8 billion in 1995. We also believe that pharmaceutical companies that do not have controlled-release drug delivery technology expertise will rely upon third parties like us to develop such technologies for their product candidates.

PRODUCT DEVELOPMENT

        Following is a list of some of the products we have developed or are developing:

Dilacor/registered trademark/ XR  In October 1997, we received approval from the
                                  U.S. Food and Drug Administration ("FDA") and commenced selling our generic version of Dilacor/registered trademark/ XR, which is used for the treatment of hypertension and chronic stable angina and is currently being marketed by Watson Pharmaceuticals, Inc. ("Watson").

Cardizem/registered             In July 1998, we received FDA approval to
  trademark/CD                  sell our generic version of Cardizem/registered
                                trademark/CD, which is also used for the treatment of hypertension and chronic stable angina and is currently being marketed by Hoechst Marion Roussel, Inc. ("HMR"). We have not started selling this product.

Prilosec/registered trademark/  In April 1998, we submitted an Abbreviated
                                New Drug Application ("ANDA") to the FDA to sell our generic version of Prilosec/registered trademark/, which is used for the treatment of ulcers and is currently being marketed by Astra Merck.

Tiazac/registered trademark/    In September 1998, we submitted an ANDA to the
                                FDA to sell our generic version of
                                Tiazac/registered trademark, which is used for the treatment of hypertension and is currently being marketed by Biovail Corporation
                                International.

Naprelan/registered trademark/  In September 1998, we submitted an ANDA to the
                                FDA to sell our generic version of
                                Naprelan/registered trademark/, which is used for the treatment of inflammation and is currently being marketed by Elan Corporation plc.

        After we submitted our ANDA for the generic version of Cardizem/registered trademark/ CD to the FDA, HMR and Carderm Capital L.P. (collectively, "HMRI"), the holders of the patents relating to Cardizem/registered trademark/ CD, brought a patent infringement action against us (the "HMR Litigation"). While we have always been, and remain, confident that we will prevail in that patent litigation, the risks inherent in any litigation -- much less a patent infringement matter -- required us to consider the possible consequences of an adverse decision. Thus, in September 1997, we entered into a Stipulation and Agreement (the "Stipulation") with HMRI related to the HMR Litigation. The Stipulation provides that upon receiving final FDA approval of our ANDA, we would begin to receive interim payments from HMRI of $10.0 million quarterly which, absent certain defaults by us, are nonrefundable. The FDA approval received in July 1998 triggered the $10.0 million quarterly payments to us. These payments will continue until the HMR Litigation is concluded or other events occur. The payments will increase retroactively to $100.0 million per year, less the amounts previously received by us, if we win in the HMR Litigation. The Stipulation also provides us with the option of licensing HMRI's patents covering the Cardizem/registered trademark/ CD product at certain times.

        We are a 50% partner in ANCIRC Pharmaceuticals ("ANCIRC"), a joint venture with Watson, for the development of up to eight generic controlled-release pharmaceuticals. Watson also owns approximately 18% of our outstanding common stock and has warrants to acquire 337,000 additional shares. In April and December 1997, ANCIRC submitted ANDAs to the FDA for two controlled-release products. In September 1998, the FDA approved the ANDA for ANCIRC's generic version of Trental/registered trademark/ and ANCIRC immediately launched this product. Pursuant to the ANCIRC joint venture agreement, this product was formulated by us, is being manufactured by Watson and is being marketed by us.

        In addition to these products, either directly or through ANCIRC, we currently have numerous additional generic versions of controlled-release drugs under development, the brand name versions of which had combined 1997 United States sales of approximately $5.0 billion. We are continually evaluating other potential product candidates. In selecting these product candidates, we focus on pharmaceuticals with high sales volume for which marketing exclusivity or patent rights have expired or are near expiration.

        We are also applying our proprietary drug delivery technologies to the development of brand name controlled-release formulations of existing immediate-release and controlled-release drugs. In selecting these product candidates, we focus on pharmaceuticals with high sales volume whose marketing exclusivity or patent rights have expired or are near expiration. We believe that the application of our drug delivery technologies will improve the efficacy or other characteristics of these products, for example, by decreasing undesired side effects or reducing the number of times a drug must be taken. We currently have five product candidates under development which had combined 1997 United States sales of approximately $5.0 billion.

        The FDA approval process for the brand name controlled-release pharmaceuticals which we are developing will require the filing of a New Drug Application ("NDA") with the FDA. We will generally study the existing product and evaluate whether it can be improved upon with respect to efficacy and side effect profile. After a formulation is developed and evaluated, an Investigational New Drug Application ("IND") must be submitted before clinical trials begin. We nonetheless believe that the development process, approval process or both will be shorter than typically associated with most new drugs because our development efforts involve chemical entities, the which have previously been approved by the FDA. In order to facilitate development of these products, we plan to undertake formulation development and studies, where appropriate, on our own. Thereafter, we may enter into collaborative arrangements with other pharmaceutical companies to commercialize these products.

        We are also using our proprietary drug delivery technologies in collaborative arrangements with other pharmaceutical companies to formulate controlled-release versions of existing commercialized drugs and drugs under development for these companies. In addition to improving drug efficacy, we believe that our drug delivery technologies will provide pharmaceutical companies with the opportunity to enhance the commercial value of their existing products and new drug candidates.

GENERIC PHARMACEUTICAL DISTRIBUTION OPERATIONS

        In addition to developing controlled-release pharmaceuticals, we market and distribute generic drugs manufactured by third parties. These operations generated substantially all of our revenues prior to the fourth quarter of 1997, when we commenced selling our generic version of Dilacor/registered trademark/ XR, our first manufactured product. The customer base for this operation consists primarily of independent pharmacies, pharmacy chains which do not maintain their own central warehousing facilities and pharmacy buying groups. We are using our distribution operations to assist in the marketing of our generic versions of Dilacor/registered trademark/ XR and Trental/trademark/ and plan to use these operations to assist in the marketing of other controlled-release products being developed by us and our collaborative partners. These operations also provide us with an ability to directly observe and participate in developments and trends in the generic pharmaceutical industry.

CYBEAR, INC.

        In 1997, we formed a subsidiary called Cybear, Inc. In November 1998, Cybear merged with 1997 Corp., a Delaware corporation with a registration statement on file with the SEC seeking to acquire or merge with a company with operations. As a result of this merger, Cybear, Inc. changed its name to Cybear, Inc. (FL) and became a wholly owned subsidiary of 1997 Corp., which changed its name to Cybear Inc. We now own over 90% of Cybear Inc.

        Cybear is a development stage information technology company utilizing the Internet to develop business solutions. Cybear is designing Internet-based applications using technologies such as Java that are designed for the web and are therefore able to cross platforms and run on any browser. Cybear is uniquely positioned to develop customized business solutions that provide advantages and value to the business user because it has (i) proficiency in the sharing of data between disparate computer systems and (ii) patent pending technologies for updating and managing large databases via the web.

        Cybear plans to combine its development capability with a national network that allows it to serve as an Internet Service Provider ("ISP") from any location. As an ISP, Cybear can establish secure Intranets and virtual private networks ("VPNs") to ensure the protection of sensitive data.

        Cybear was initially formed as a healthcare communications technology company to develop technologies and products to address the growing communication and information problems within the healthcare community. Healthcare remains paper based, disconnected, inefficient and unable to capture and manage important clinical and administrative information. Despite ongoing requirements, little has been done to effectively leverage technology for business process purposes and, currently, there is little or no interconnectivity. Managed care has intensified the need for solutions to these problems, by creating imperatives to reduce healthcare costs and improve efficiencies, while maintaining access and quality.

        As a result, the Cybear system has been designed to satisfy managed care's demand for a cost effective solution to the communication and information system dilemma. Cybear is developing software products to bridge the commination chasm between and among Physician Practice Management companies, Managed Care Organizations ("MCOs") and physician organizations (collectively, "Providers") and insurance companies, governmental programs and other third parties responsible for the payment of healthcare expenses ("Payors") within the managed care chain. The Cybear system is intended to provide on-line real time communication among MCOs, physicians, pharmacies, labs, hospitals and other healthcare providers, an objective within healthcare for more than a decade. We believe this will provide operating efficiencies, overhead reductions, cost relief and improved patient care for each of the interrelated Providers and Payors.

        Cybear believes its ability to develop proprietary solutions-based applications combined with its Intranet and virtual private network connectivity, is not limited to healthcare and can be applied to any industry having diverse, complex and data intensive markets. For this reason, Cybear is considering designing applications for universities, graduate schools and other areas. These areas and other business sectors will be investigated as CyBear's products and technologies mature. Designing business solutions for other business sectors may be approached through licensing relationships or through strategic partnerships.

        We were incorporated on August 28, 1992 under the name "Andrx Pharmaceuticals, Inc.," commenced operations and assumed our present name in November, 1992. We are located at 4001 Southwest 47th Avenue, Fort Lauderdale, Florida 33314, and our telephone number is (954) 584-0300.

                               ABOUT THE OFFERING


Common stock offered......................    196,347 shares

Common stock outstanding..................    15,174,532 shares

Use of proceeds...........................    The Company will not receive any
                                              proceeds from the sale of the
                                              shares but did receive proceeds
                                              from the exercise of the
                                              warrants. These proceeds were
                                              used for working capital
                                              requirements and other general
                                              corporate purposes. See "Use of
                                              Proceeds."

Nasdaq National Market symbol.............    ADRX

                           FORWARD-LOOKING STATEMENTS

        Certain important factors may affect our actual results and could cause those results to differ materially from any forward-looking statements made in this Prospectus or that are otherwise made by us or on our behalf. "Forward-looking statements" are not based on historical facts and are typically phrased using words such as "may," "will," "expect," "believe," "anticipate," "intent," "could," "estimate" or "continue" and similar expressions or variations.

        Differences in actual results may be caused by factors such as those discussed in the "Risk Factors" below as well as those discussed elsewhere in this Prospectus and in our filings with the SEC.

                                  RISK FACTORS

        The securities offered are speculative. You should purchase them only if you can afford to lose your entire investment in the Company. You should carefully consider the following matters, as well as all other information in this Prospectus, before investing.

PATENT LITIGATION

        There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Most of the brand name controlled-release products for which we are developing generic versions are covered by one or more patents. Under the Drug Price Competition and Patent Restoration Act of 1984 (the "Waxman-Hatch amendments"), when a drug developer files an ANDA for a generic drug, the developer must certify to the FDA that the developer believes that an unexpired patent which has been listed with the FDA as covering the relevant brand-name product will not be infringed by the developer's product or that the unexpired patent is invalid or unenforceable (a "Paragraph IV Certification"). That Paragraph IV Certification must also be provided to the patent holder, who may challenge the developer's certification by filing a lawsuit for patent infringement. If a lawsuit is filed within 45 days from the day the patent holder received the certification, the FDA can review and tentatively approve the ANDA, but cannot make the marketing approval effective until a judgment in the action has been rendered in favor of the developer or approximately 30 months from the date the patent holder received the certification, whichever is sooner. If a patent holder commences a lawsuit like this, the outcome of such litigation is difficult to predict because of the uncertainties inherent in patent litigation. To date, five such actions have been filed against us. One of these actions was dismissed without prejudice; one is the HMR Litigation relating to our generic version of Cardizem/registered trademark/ CD, and the other actions relate to our ANDAs generic versions of Prilosec/registered trademark/, Tiazac/registered trademark/ and Naprelan/registered trademark/. We anticipate that additional actions may be filed as we or our collaborative partners file additional ANDAs containing Paragraph IV Certifications. We evaluate the probability of patent infringement litigation on a case-by-case basis and have provided for the estimated costs relating to existing litigation. Our business could be harmed by the delay in obtaining FDA approval to market our products as a result of litigation, the expense of litigation whether or not it is successful, or an outcome against us in such litigation.

ANTITRUST LITIGATION AND INVESTIGATION

        Class action lawsuits have been filed against us in the courts of Alabama, California, Florida, Illinois, Michigan, Minnesota, Tennessee, Wisconsin and the District of Columbia. In each of these suits, Hoechst Aktiengesellschaft and HMR (collectively "Hoechst") have been named as co-defendants. The complaint in each action alleges that Hoechst alone and us and Hoechst, by way of the Stipulation, have engaged in state antitrust and other statutory and common law violations which allegedly have given Hoechst and us a near monopoly in the U.S. market for Cardizem/registered trademark/ CD and a generic version of Cardizem/registered trademark/ CD. Each complaint seeks compensatory damages on behalf of each class member in an unspecified amount and, in some cases, treble damages, as well as costs and counsel fees, disgorgement, injunctive relief and other remedies. In addition, in October 1998, we were advised that the U.S. Federal Trade Commission ("FTC") is conducting an investigation to determine whether Andrx, HMRI or any other persons have engaged in unfair methods of competition. We are cooperating with the FTC's investigation which we believe relates to the Stipulation with HMRI. The expense of such litigation, whether or not it is successful, or an adverse outcome in the litigation and/or the investigation could harm our business.

MEDIX LITIGATION

        In March, 1998, we received a letter from the attorneys for Medix Resources, Inc. and its subsidiary Cymedix Lynx Corporation alleging we and certain of our officers, directors and employees stole certain computer medical software and Internet medical communications technology owned by Medix. The letter demands $396.6 million. We believe that these accusations and threatened claims are without merit and, in March 1998, filed a Complaint against Medix and Cymedix for libel and slander arising from the improper public distribution of the contents of the demand letter. In June 1998 Medix filed a Complaint against us and certain of our directors, officers and employees, making the same allegations that were in the demand letter and seeking damages of $396.0 million. We intend to vigorously defend ourselves against these claims. However, an adverse outcome in the litigation could harm our business.

RISK OF PRODUCT LIABILITY CLAIMS; NO ASSURANCE OF ADEQUATE INSURANCE

        The design, development and manufacture of our products or the products we distribute involve a risk of product liability claims. We have obtained product liability insurance that covers substantially all products marketed by us in our generic drug distribution operations, bioequivalence and other studies for our controlled-release product candidates and the products we intend to commercialize. We believe that our product liability insurance is adequate for our current operations, but may seek to increase our coverage prior to the commercial introduction of our product candidates. We cannot assure you that the coverage limits of our insurance will be sufficient to cover potential claims. Product liability insurance is expensive and difficult to obtain and may not be available in the future on acceptable terms or in sufficient amounts, if available at all. We could be harmed by a successful claim against us in excess of our insurance coverage.

HISTORY OF LOSSES AND UNCERTAINTY OF FUTURE RESULTS

        We became profitable for the first time in the quarter ended September 30, 1998 as a result of fees generated by us pursuant to the Stipulation. While we recorded net income of $2.2 million for the nine months ended September 30, 1998, we incurred net losses of approximately $5.2 million during 1995, $4.0 million during 1996 and $7.6 million during 1997. As of September 30, 1998, we had an accumulated deficit of approximately $20.0 million. Through October 9, 1997, our distribution operations had generated substantially all of our revenues. On October 10, 1997, the FDA granted final approval of the ANDA for our generic version of Dilacor/registered trademark/ XR, our first manufactured product, which we immediately launched. In July 1998, we received FDA final marketing approval of our ANDA for the generic version of Cardizem/registered trademark/ CD, which we have not launched because of the HMR Litigation. In September 1998, ANCIRC received FDA final marketing approval of its ANDA for a generic version of Trental/registered trademark/, which ANCIRC immediately launched. None of the other controlled-release products submitted to the FDA or under development by us have been approved by the FDA for marketing, and we cannot assure that these products will be approved or generate substantial revenues or profits. To continue profitable operations, we must continue to expand our pharmaceutical distribution operations to cover our operating overhead or successfully continue to develop, manufacture and market pharmaceuticals utilizing our proprietary drug delivery technologies, either alone or through collaborative arrangements with joint venture partners and/or licensees. We only recently reached profitability and cannot assure that we will be able to maintain profitability.

MANAGEMENT OF EXPANDING OPERATIONS

        We have experienced significant growth of our operations, necessitating expansion, upgrading and improvement of our administrative, operational and management systems, controls and resources. We anticipate additional growth in connection with the expansion of our manufacturing operations, our marketing and sales efforts for the products developed by the ANCIRC joint venture, and the development and marketing efforts for our products. If we fail to manage growth effectively or to develop a successful marketing approach our business will be harmed.

COMPETITION

        The pharmaceutical industry is highly competitive and is affected by new technologies, new developments, government regulations, healthcare legislation, availability of financing and other factors. Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than us. We expect to be subject to competition from numerous other entities that currently operate or intend to operate in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products and other manufacturers that may decide to undertake in-house development of these products. We cannot assure we will be able to successfully compete with these companies. In our generic pharmaceutical distribution business, we compete with a number of large wholesalers and other distributors of generic pharmaceuticals.

LIMITED NUMBER OF COMMERCIALIZED PRODUCTS

        We are focusing our product development efforts on the development of generic versions and brand-name controlled-release formulations of existing controlled-release and immediate-release pharmaceuticals utilizing our proprietary drug delivery technologies. Our product candidates are in various stages of development and may involve patent infringement litigation after they are submitted to the FDA. The period necessary to achieve market success for any individual product is uncertain and may be lengthy. We have submitted ANDAs to the FDA for generic versions of Cardizem/registered trademark/ CD, Dilacor/registered trademark/ XR, Prilosec/registered trademark/, Tiazac/registered trademark/ and Naprelan/registered trademark/. Through our ANCIRC joint venture, we have also submitted ANDA's to the FDA for two other controlled-release products. To date, we have only received FDA approval of our ANDA's for three products and only commenced marketing two of such products. While we have not submitted any NDA's for our brand-name controlled-release formulations, we do have six product candidates under development. With respect to the product candidates under development, we cannot assure that our product development efforts will be successfully completed, that required regulatory approvals will be obtained or that products under development or products submitted to the FDA will be approved by the FDA. Moreover, with respect to any of our products, we cannot assure that we will be successful in our patent litigation, or that approved products can be manufactured at an acceptable cost with appropriate quality or successfully marketed by us or our collaborators.

GOVERNMENT REGULATION

        Drug manufacturers are required to obtain FDA approval before marketing their new drug product candidates. The FDA approval process is costly and time consuming. We cannot assure that our bioequivalence or clinical studies and other data will result in FDA approval to market our new drug products. We believe that the FDA's abbreviated application procedures will apply to our generic versions of controlled-release drugs. We cannot assure that any of our generic versions of controlled-release drugs will be suitable for, or approved as part of, abbreviated applications. Certain abbreviated application procedures for generic controlled-release drugs and other products are presently the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. We cannot predict at this time whether the FDA will make any changes to our abbreviated application procedures as a result of such petitions or the effect that such changes may have on us. Any changes in FDA regulations or policies may make abbreviated application approvals more difficult and, thus, may have a material adverse effect on our business. Patent certification requirements for generic controlled-release drugs could also result in significant delays in obtaining FDA approval if patent infringement litigation is initiated by the holder or holders of the brand name patents. Delays in obtaining FDA approval of abbreviated applications can also result from a marketing exclusivity period and/or an extension of patent terms. If some of our drugs do not qualify for abbreviated application procedures, as will be the case with certain of our controlled-release formulations, the FDA approval process may require time consuming and expensive clinical studies and NDA filings.

        The FDA also regulates the development, manufacture, distribution, labeling and promotion of prescription drugs, requires that certain records be kept and reports be made, mandates registration of drug manufacturers and listing of their products and has the authority to inspect manufacturing facilities for compliance with cGMP standards. As a wholesale distributor of generic pharmaceuticals manufactured by third parties, we are subject to state licensure and other requirements pertaining to the wholesale distribution of prescription drugs. We could be materially adversely affected by any failure to comply with licensing and other requirements. Other requirements exist for controlled drugs, such as narcotics, which are regulated by the U.S. Drug Enforcement Administration (the "DEA"). Further, the FDA has the authority to withdraw approvals of previously approved drugs for cause, to request recalls of products, to debar companies and individuals from future abbreviated application submissions and, through action in court, to seize products, institute criminal prosecution or close manufacturing plants in response to violations. The DEA has similar authority. We could be materially adversely affected by such requirements or FDA or DEA actions.

        We have submitted ANDAs to the FDA for five controlled-release products, the generic versions of Cardizem/registered trademark/ CD, Dilacor/registered trademark/ XR, Prilosec/registered trademark/, Tiazac/registered trademark/ and Naprelan/registered trademark/. ANCIRC has submitted an ANDA for two additional controlled-release products. Of these ANDAs, the FDA has approved the ANDAs for the generic versions of Dilacor/registered trademark/ XR, Cardizem/registered trademark/, CD and Trental/registered trademark/. There can be no assurance that approval of the additional ANDAs submitted to the FDA, approval of any subsequent ANDAs, or other product approval requests submitted to the FDA will be received or that, if received, such approvals will be made effective. Even if regulatory approvals are obtained, we will be required to comply with post-approval requirements for the manufacturing and marketing of our products.

DEPENDENCE ON PATENTS AND TRADE SECRETS

        We believe that patent and trade secret protection, particularly of our drug delivery technologies, is important to our business and that our future success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the rights of others. We have been issued numerous U.S. patents relating to our controlled-release drug delivery technologies and have filed additional U.S. patent applications and various foreign patent applications relating to our drug delivery technologies. We expect to apply for additional U.S. and foreign patents in the future. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. We cannot assure that our patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents. Furthermore, we cannot assure you that (i) any of our future processes or products will be patentable; (ii) any pending or additional patents will be issued in any or all appropriate jurisdictions; (iii) our processes or products will not infringe upon the patents of third parties; or (iv) we will have the resources to defend against charges of patent infringement to protect our own patent rights against third parties. We could be materially adversely affected if we fail to protect our patent rights and we fail to avoid infringement of the patent or proprietary rights of others.

        We also rely on trade secrets and proprietary knowledge, which we generally seek to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. We cannot assure that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known by competitors.

DEPENDENCE ON COLLABORATIVE PARTNERS

        We are a 50% partner in ANCIRC, a joint venture with Watson, and share the costs of the joint venture with Watson. We have no control over the resources Watson will devote to the commercialization of ANCIRC products and cannot assure you that products developed by the joint venture will be approved for marketing by the FDA. Further, as ANCIRC products are approved by the FDA, we will be dependent upon Watson to manufacture most of the products developed by ANCIRC. We are exploring, and intend to continue to explore, additional collaborative opportunities. We cannot assure you that we will be able to negotiate acceptable collaborative arrangements in the future or that ANCIRC or any future collaborative arrangement will ultimately be successful.

SUPERVISION OF DEVELOPMENT

        The agreements with Watson governing the ANCIRC joint venture require Dr. Chih-Ming J. Chen, our Co-Chairman and Chief Scientist, to supervise personally the development of all ANCIRC products and to devote such time and effort as may be necessary to such activities until at least five products have been successfully developed by ANCIRC. If Dr. Chen does not perform such supervisory services prior to ANCIRC developing five products (other than by reason of his death or disability) Watson can (i) require us to repurchase Watson's interests in ANCIRC and Andrx for an amount equal to Watson's investments therein, plus interest compounded at 15% per annum, or (ii) assume our rights to develop and market the products. Once ANCIRC has developed three products, Watson is limited to the option set forth in clause (ii) above. If Watson were to allege successfully that Dr. Chen was not performing supervisory services and were to demand that we repurchase its investment, we may not have the financial resources to do so and/or such demand may harm our business.

DEPENDENCE UPON MANAGEMENT AND KEY PERSONNEL

        Our success for the foreseeable future depends upon the services of Dr. Chih-Ming J. Chen, Co-Chairman and Chief Scientist; Alan P. Cohen, Co-Chairman and Chief Executive Officer; and Dr. Elliot F. Hahn, President. We do not have employment agreements with these individuals. We have secured $4.0 million in key man life insurance covering Dr. Chen and $2.0 million in key man life insurance covering each of Mr. Cohen and Dr. Hahn. Our success will depend in large part on our ability to attract and retain highly qualified scientific, technical and business personnel experienced in the development, manufacture and marketing of pharmaceuticals. We would be harmed by the loss of the services of any of these three officers, or the inability to attract or retain qualified personnel.

LIMITED MANUFACTURING EXPERIENCE

        We have an approximately 35,000 square foot commercial manufacturing facility. This facility is currently being used to manufacture the generic version of Dilacor/registered trademark/ XR. We intend to use the facility for the manufacture of Cardizem/registered trademark/ CD. Although this facility is expected to be sufficient for these products, it will not be suitable for the manufacture of all of the additional products which we intend to develop and manufacture. The FDA has inspected the facility with regard to our versions of Dilacor/registered trademark/ XR and Cardizem/registered trademark/ CD, and has advised us that the manufacturing site is in compliance with current Good Manufacturing Practices ("cGMP"). Our facility will be subject to periodic inspections by the FDA on an ongoing basis and we cannot assure you that the facility will continue to be in compliance with cGMP or other regulatory requirements. Failure to comply with such requirements could result in significant delays in the development, approval and distribution of our planned products, and require us to incur significant additional expense to comply with cGMP or other regulatory requirements. We cannot assure you that we will be able to manufacture our products successfully on a commercial scale. Further, we will depend on other companies to manufacture certain of the product candidates under development.

YEAR 2000

        The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Our computer equipment and software and devices with embedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or a miscalculation, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. We have undertaken various steps intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. However, if all Year 2000 issues are not properly identified or Year 2000 problems that are identified are not resolved, the Year 2000 issue could harm our business. Additionally, the Year 2000 issues of other entities could harm our systems or our business.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

        Prior to seeking FDA approval for the commercial sale of brand name controlled-release formulations under development, we must demonstrate through clinical trials that such products are safe and effective for use in the target indications. We have limited experience in conducting clinical trials. There are a number of difficulties associated with clinical trials. The results of these clinical trials may not be indicative of results that would be obtained from large-scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless, affect the clinical trial results. Moreover, we cannot assure you that our clinical trials will demonstrate sufficient efficacy to obtain the regulatory approvals. A number of companies in the pharmaceutical industry have suffered significant setbacks in advance clinical trials even after promising results in pre-clinical studies. If any of our products under development are not shown to be safe and effective in clinical trials, we would be harmed by any resulting delays in developing other compounds and conducting related clinical trials.

CONCENTRATION OF COMMON STOCK OWNERSHIP

        Our directors and executive officers currently own approximately 29.6% of the outstanding common stock. Watson currently owns approximately 19.8% of the issued and outstanding shares. There are no agreements between management and Watson with respect to voting of their respective shares of common stock. Moreover, Watson entered into a standstill agreement with us pursuant to which it agreed, among other matters, not to acquire more than a 25% equity interest in Andrx or engage in certain transactions with us (including a merger), prior to June 13, 2000, without the prior approval of our Board of Directors. However, each of management and Watson will have the ability to influence significantly our affairs and operations following completion of this offering and, voting together, could elect the Board of Directors and otherwise control us.

POSSIBLE VOLATILITY OF STOCK PRICE

        The market prices for securities of companies engaged in pharmaceutical development activities historically have been highly volatile. From June 14, 1996 (the date the common stock commenced trading) through January 21, 1999, the common stock has traded at prices ranging from $11.00 to $51.688, as reported by The Nasdaq National Market. In addition, the market price of the common stock may be impacted by announcements of technological innovations or new commercial products by us or our competitors, delays in the development or approval of our product candidates, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the U.S. and foreign countries, public concern as to the safety of drug technologies and economic and other external factors, as well as period-to-period fluctuations in financial results.

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

        Our stock price may be hurt by future sales of our shares or the perception that such sales may occur. We have 15,174,532 shares of common stock outstanding. As of the date of this Prospectus, approximately 12,644,532 shares of common stock held by existing stockholders constitute "restricted shares" as defined in Rule 144 under the Securities Act. These shares may only be sold if they are registered under the Securities Act or sold under Rule 144 or another exemption form registration under the Securities Act. Sales under Rule 144 are subject to the satisfaction of certain holding periods, volume limitations, manner or sale requirements, and the availability of current public information about us.

        Substantially all of our restricted shares of common stock are eligible for sale pursuant to Rule 144 or have been registered under the Securities Act for resale by the holders, including the common stock covered by this Prospectus. This will permit the sale of registered shares of common stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock. Sales of substantial amounts of the common stock in the public market may hurt the stock's market price.

UNCERTAINTY OF AVAILABILITY OF  HEALTHCARE REIMBURSEMENTS

        Our ability to maintain profitability in our distribution business or to commercialize our product candidates depends in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other organizations. Our controlled-release pharmaceuticals utilize unique methods of drug delivery. In addition, third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, which may adversely effect the pricing of our product candidates. Moreover, healthcare reform has been, and may continue to be, an area of national and state focus, which could result in the adoption of measures which could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. We cannot assure you that healthcare providers, patients or third party payors will accept our pharmaceuticals. In addition, there can be no assurance that healthcare reimbursement laws or policies will not have a material adverse effect on our ability to sell our products profitably or prevent us from realizing an appropriate return on our investment in product development.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS AND CERTAIN PROVISIONS OF FLORIDA LAW

        Certain provisions of our Amended and Restated Articles of Incorporation (the "Articles") and Bylaws may have anti-takeover effects and may delay, defer or prevent a takeover attempt of the Company. In addition, Florida has enacted legislation that may deter or hinder takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not have any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

NO DIVIDENDS

        We have not paid any dividends on our common stock and anticipate for the foreseeable future that all earnings, if any, will be retained for the operation and expansion of our business.

                                 USE OF PROCEEDS

        We will receive no proceeds from the sale of any of or all of the shares being offered by the selling shareholders under this Prospectus. We did receive proceeds from the exercise of the warrants for which we are registering the underlying shares of common stock. These proceeds were used for working capital requirements and other general corporate purposes. We estimate we will spend $70,000 in registering the offered shares.

                              SELLING SHAREHOLDERS

        The selling shareholders have not been employed by, held office in, or had any other material relationship with us or any of our affiliates within the past three years.

        The following table sets forth certain information regarding the beneficial ownership of the common stock by each Selling Shareholder as of the date of this Prospectus, based on information made available to us by the Selling Shareholders:

                                                                                NUMBER OF
                                                                                 SHARES
                                             NUMBER OF                        BENEFICIALLY          PERCENTAGE OF CLASS
                                              SHARES         NUMBER OF            OWNED         ----------------------------
       NAME OF SELLING                     BENEFICIALLY       SHARES            AFTER THE       BEFORE OFFERING      AFTER
         SHAREHOLDER                         OWNED(1)     TO BE REGISTERED     OFFERING(2)                          OFFERING

Clarke and Barbara S. Adams                  11,240            11,240                0                *              0%

David and Maria N. Bernard                    2,399             2,399                0                *              0%

G. Thomas Catalona                            2,810             2,810                0                *              0%

Sidney Devorsetz                              1,124             1,124                0                *              0%

James C. Gale and Judith S. Haselton          9,000             9,000                0                *              0%

Michael Gironta                               6,430             6,430                0                *              0%

Ira Goodman                                   2,810             2,810                0                *              0%

Parry F. and Ivy Goodman, JTWROS             27,906            11,240           16,666                *              *

Gruntal & Co., LLC                           20,096(3)         20,096(3)             0                *              0%

Joseph Haddad                                11,240             5,620            5,620                *              0%

Rose Haddad                                  11,240             5,620            5,620                *              0%

David T. Harrington                           5,620             5,620                0                *              0%

Dean G. and Henrietta J. Holefca, JTWROS      5,620             5,620                0                *              0%

Victor Ianno                                  2,248             2,248                0                *              0%

Steven B. Kase                                5,620             5,620                0                *              0%

Elliot Levine                                25,120             4,620           20,500                *              *

Steven J. Levinson                           11,240            11,240                0                *              0%

Thomas B. Low As Trustee for Low Family       5,620             5,620                0                *              0%
Trust

Andrew J. Potts                              11,240            11,240                0                *              0%

Oliver Price                                  2,810             2,810                0                *              0%

Edward M. Reardon                            14,050            14,050                0                *              0%

Barry Richter                                 5,620             5,620                0                *              0%

Ronald Ross                                   1,000             1,000                0                *              0%

Lois Mettler and Carroll Saks                 2,810             2,810                0                *              0%
Trustees for Aaron A. Alfred

David Saks and Carroll Saks                  22,480            11,240           11,240                *              0%

Arthur Steinberg                              5,120             5,120                0                *              0%

Walter F. Toombs                             16,860            16,860                0                *              0%

David Ward                                    1,000             1,000                0                *              0%

Jack Weinstein                                2,810             2,810                0                *              0%

Donald Wessel                                 2,810             2,810                0                *              0%

*Less than 1%.

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock listed. Includes shares of common stock that such persons have the right to acquire a beneficial interest in within 60 days from the date of this Prospectus.

(2) Assumes that all shares of common stock registered for the account of the Selling Shareholders are sold.

(3) Does not include shares of common stock held of record in the accounts of Gruntal & Co. Incorporated ("Gruntal") and for the benefit of its customers and, with respect to such shares, Gruntal disclaims beneficial ownership.

                            DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of (i) 25,000,000 shares of common stock, par value $.001 per share, 15,174,532 shares of which are presently outstanding and (ii) 1,000,000 shares of preferred stock, par value $.001 per share, none of which are outstanding.

COMMON STOCK

        Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock is entitled to receive such dividends as may be declared by the Board of Directors from legally available funds. Upon liquidation, the holders of common stock would be entitled to share pro rata in any distribution of our assets after payment of our liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

        Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to determine voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of preferred stock so issued could have priority over the common stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. We have no present plans to issue shares of preferred stock.

CERTAIN FLORIDA LEGISLATION

        Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specific limitations will not have any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and our Articles and Bylaws also authorize us to indemnify our directors, officers, employees and agents. In addition, our Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties, and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

        Certain provisions of our Articles and Bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in our Articles or Bylaws without the affirmative vote of the holders of two-thirds of the outstanding shares of common stock.

        CLASSIFIED BOARD OF DIRECTORS. The Articles and Bylaws provide for the Board of Directors to be divided into three classes serving staggered terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Articles and Bylaws also provide that directors may only be removed for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote. These provisions, when coupled with the provision of the Articles and Bylaws authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

        SPECIAL MEETING OF SHAREHOLDERS, PROHIBITION OF ACTION BY UNANIMOUS CONSENT. The Articles and Bylaws prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of our shareholders be called only by a majority of the Board of Directors, our Chief Executive Officer or holders of not less than one-third of our outstanding voting stock.

        ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The Bylaws also specify certain requirements as to the content and form of a shareholder's notice. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

        AMENDMENT OF BYLAWS. Except for the provisions identified above requiring a two-thirds vote of the outstanding shares to alter, amend or repeal, the Bylaws may only be altered, amended or repealed by the Board or the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock.

TRANSFER AGENT

        The transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

        The selling shareholders may sell their shares of common stock in various ways and at various prices. Some of the methods by which the selling shareholders may sell their shares include:

/bullet/ ordinary brokerage transactions and transactions in which the broker solicits purchasers;

/bullet/       privately negotiated transactions;

/bullet/ block trades in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

/bullet/ purchases by a broker or dealer as principal and resale by such broker or dealer for the selling shareholder's account pursuant to this Prospectus;

/bullet/       sales under Rule 144 rather than by using this Prospectus;

/bullet/ from time to time by pledgees, donees, transferees or other successors in interest, including but not limited to Bear, Stearns Securities Corp;

/bullet/       a combination of any such methods of sale; or

/bullet/       any other legally permitted method.

        The applicable sales price may be affected by the type of transaction.

        The selling shareholders may also pledge their shares pursuant to the margin provisions of their customer agreements with their brokers. If there is a default by the selling shareholders, the brokers may offer and sell the pledged shares.

        Brokers or dealers may receive commissions or discounts from the selling shareholders (or, if the broker-dealer acts as agent for the purchaser of the shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders in connection with sales of the shares.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the shares may not be sold therein unless the shares have been registered or qualified for sale in such state or an exemption from such requirement is available and is complied with.

        We have agreed to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling shareholders have also agreed to indemnify us, our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

        The selling shareholders and other persons participating in the distribution of the shares offered hereby are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

                                 LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Broad and Cassel, a partnership including professional associations, Miami, Florida.

                                     EXPERTS

        The financial statements and schedules incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any report or document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0880 for more information about the public reference rooms. Our SEC filings are also available from the SEC's website located at HTTP://WWW.SEC.GOV.

        Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Quotations also appear on the Boston and Philadelphia Stock Exchanges and the previously mentioned information may be inspected at One Boston Place, Boston, Massachusetts 02108, and 1900 Market Street, Philadelphia, Pennsylvania 19103, respectively.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information.

        We incorporate by reference the following filings and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

/bullet/   Our Annual Report on Form 10-K for the year ended December 31, 1997;
           and

/bullet/ Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998.

        We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the common stock covered by this Prospectus. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, the Registration Statement, as permitted by the SEC's rules and regulations. For further information about us and the common stock offered under this Prospectus, please refer to the Registration Statement, including the exhibits. Copies of the Registration Statement, including exhibits, may be obtained from the SEC's public reference facilities listed above upon payment of the fees prescribed by the SEC, or may be examined without charge at these facilities. Statements concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the Registration Statement.

        We will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless those exhibits are specifically incorporated by reference into the documents requested). Please direct such requests to Chief Financial Officer, Angelo C. Malahias, 4001 Southwest 47th Avenue, Suite 201, Fort Lauderdale, Florida 33314, telephone number (954) 584-0300.

======================================================








                   196,347 SHARES




                  ANDRX CORPORATION



                    COMMON STOCK









                --------------------

                     PROSPECTUS

                --------------------










                 JANUARY ____, 1999

======================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:


Securities and Exchange Commission registration fee.................. $  3,285

Printing and engraving expenses......................................   15,000

Accounting fees and expenses.........................................   15,000

Legal fees and expenses..............................................   30,000

Transfer Agent's fees and expenses...................................    5,000

Miscellaneous........................................................    2,500
                                                                         -----
TOTAL................................................................  $70,785
                                                                       =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Company is also a party to indemnification agreements with each of its directors and officers. The Registrant has also agreed to indemnify the Selling Shareholders named in the Registration Statement against certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS.

EXHIBIT                                           DESCRIPTION
-------                                           -----------

3.1                Form of Registrant's Amended and Restated Articles of Incorporation(1)
3.2                Form of Registrant's Amended and Restated Bylaws(1)
4.1                Specimen common stock Certificate(1)
5.1                Opinion of Broad and Cassel(2)
10.1               Form of Stock Incentive Plan, as amended(1)*
10.2               Employment Agreement between the Registrant and Alan P. Cohen, as amended(1)*
10.3               Employment Agreement between the Registrant and Elliot E Hahn, as amended(1)*
10.4               Employment Agreement between the Registrant and Chih-Ming J. Chen, as amended(1)*
10.5               Severance Agreement between the Registrant and Scott Lodin (1)*
10.6               Royalty Agreement between the Registrant and Chih-Ming J. Chen, as amended(1)*
10.7               Form of Indemnification Agreement between the Registrant and its officers and directors(1)*
10.8               Development and License Agreement dated as of June 28, 1993 by and between
                   Zenith Laboratories, Inc. and the Registrant(1)(3)
10.9               Technical Transfer Agreement dated as of July 30, 1993 by and between Yung Shin
                   Pharmaceutical Ind. Co. Ltd. and the Registrant(1)(3)
10.10              Development and License Agreement dated as of September 22, 1993 by and between Circa
                   Pharmaceuticals, Inc. and the Registrant(1)(3)

10.11              Development and License Agreement dated as of November 10, 1993 by and between
                   Mylan Pharmaceuticals Inc. and the Registrant(1)(3)
10.12              Development and License Agreement dated as of December 7, 1993 by and between Circa
                   Pharmaceuticals, Inc. and the Registrant(1)(3)
10.13              Development and License Agreement dated as of January 17, 1994 by and between Purzer
                   Pharmaceutical Co., Ltd. and the Registrant(1)(3)
10.14              Lease Agreement relating to premises located at 4001 S.W. 47th Avenue, Fort Lauderdale,
                   Florida(1)
10.15              Lease Agreement relating to premises located at 4011 S.W. 47th Avenue, Fort Lauderdale,
                   Florida(1)
10.16              Lease Agreement relating to premises located at 3436 University Drive, Davie, Florida(1)
10.17              Loan and Security Agreement by and between Congress Financial Corporation (Florida) and the Registrant, as amended(1)
10.18              ANCIRC General Partnership Agreement between Circa Pharmaceuticals, Inc. and the
                   Registrant, as amended(1)
10.19              Research and Development Services Agreement dated as of July 8, 1994 by and between
                   ANCIRC and the Registrant, as amended(1)
10.20              Manufacturing and Regulatory Approval Agreement dated as of July 8, 1994 by and between Circa Pharmaceuticals, Inc. and ANCIRC, as amended(1)
10.21              Distribution and Marketing Agreement dated as of July 8, 1994 between ANCIRC and the
                   Registrant, as amended(1)
10.22              Patent and Know How License Agreement dated as of July 8, 1994  between ANCIRC and the Registrant, as amended(1)
10.23              Patent and Know How License Agreement dated as of July 8, 1994  between Circa
                   Pharmaceuticals, Inc. and ANCIRC, as amended(1)
10.24              Securities Purchase Agreement dated as of July 8, 1994 between the Registrant and
                   Circa Pharmaceuticals, Inc.(1)
10.25              Securities Purchase Agreement dated as of August 17, 1995 between the Registrant and
                   Watson Pharmaceuticals, Inc.(1)
10.26              Securities Purchase Agreement dated October 30, 1995 between Circa Pharmaceuticals, Inc.
                   and the Registrant(1)
10.27              Development Agreement between Sepracor, Inc. and the Registrant(1)(3)
10.28              Sixth Amendment to the Loan and Security Agreement by and between Congress Financial
                   Corporation (Florida) and Registrant(4)
10.29              Employment Agreement between the Registrant and Angelo C. Malahias(5)*
10.30              First Amendment to Lease Agreement relating to the premises located at 3436 University
                   Drive, Davie, Florida(5)
10.31              Third Addendum to Lease between the Registrant and New Town Commerce Center, Ltd., relating to the premises at 4011 S.W. 47th Avenue, Davie, Florida(6)
10.32              Fourth Addendum to Lease between the Registrant and New Town Commerce Center, Ltd., relating to the premises at 4001 S.W. 47th Avenue, Davie, Florida(6)
10.33              Lease by and between Registrant and New Town Commerce Center, Ltd., relating to the premises at 4111 S.W. 47th Avenue, Davie, Florida(6)
10.34              Amendment to Royalty Agreement between the Registrant and Chih-Ming J. Chen(7)
10.35              Lease Agreement relating to premises located at 500 Blue Lake Drive, Boca Raton, Florida(7)
10.36              Lease Agreement relating to premises located at 2915 Weston Road, Weston, Florida(7)
21.1               Subsidiaries of the Registrant(1)
23.1               Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)(2)
23.2               Consent of Arthur Andersen LLP(8)
24.1               Powers of Attorney (included on the signature page of this Registration Statement)(2)

*       Management Compensation Plan or Arrangement

        (1) Filed as an Exhibit of the same number to the Company's Registrant Statement on Form S-1 (File No. 333- 03614) and incorporated herein by reference.

        (2)    Previously filed.

        (3) A request for confidential treatment pursuant to Rule 406 under the Securities Act has been made and granted for certain portions of this Exhibit.

        (4) Filed as an Exhibit of the same number to the Company's Quarterly Report on Form 10-Q for the Period Ended September 30, 1996 and incorporated herein by reference.

        (5) Filed as an Exhibit of the same number to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996 and incorporated herein by reference.

        (6) Filed as an Exhibit of the same number to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1997 and incorporated herein by reference.

        (7) Filed as an Exhibit of the same number to the Company's Quarterly Report on Form 10-Q for the Period Ended September 31, 1998 and incorporated herein by reference.

        (8)    Filed herewith.

ITEM 17.  UNDERTAKINGS

        (a)    The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by Section
                10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events
                arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                        (iii) To include any material information with respect
                to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (2) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) 0 f the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

               (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registrant Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Fort Lauderdale, State of Florida, on January
26, 1999.

                                     ANDRX CORPORATION

                                     By: /S/ ALAN P. COHEN
                                         -----------------------------
                                         Alan P. Cohen, Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

               SIGNATURES                                   TITLE                               DATE
-----------------------------------------    ------------------------------------    ---------------------------
/S/ ALAN P. COHEN                            Co-Chairman, Chief Executive                 January 26, 1999
-----------------------------------------    Officer and Director (principal
Alan P. Cohen                                executive officer)

/S/ ELLIOT F. HAHN                           President and Director                       January 26, 1999
-----------------------------------------
Elliot F. Hahn, Ph.D.

/S/ CHIH-MING J. CHEN                        Co-Chairman, Vice President and              January 26, 1999
-----------------------------------------    Director
Chih-Ming J. Chen, Ph.D.

/S/ ANGELO C. MALAHIAS                       Vice President and Chief Financial           January 26, 1999
-----------------------------------------    Officer (principal financial and
Angelo C. Malahias                           accounting officer)

*                                            Director                                     January 26, 1999
-----------------------------------------
Elaine Bloom

*                                            Director                                     January 26, 1999
-----------------------------------------
Irwin C. Gerson

*                                            Director                                     January 26, 1999
-----------------------------------------
Michael Schwartz, Ph.D.

*                                            Director                                     January 26, 1999
-----------------------------------------
Melvin Sharoky, M.D.

     By: /S/ ELLIOT F. HAHN
         --------------------------------
             Elliot F. Hahn, Ph.D.,
             Attorney-in Fact

                                        EXHIBIT INDEX


EXHIBIT
-------

    23.2       Consent of Arthur Andersen LLP